SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 16, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:	Partner Communications announces David Avner's Departure as CEO effective October 1, 2010

PARTNER COMMUNICATIONS ANNOUNCES DAVID AVNER'S
 DEPARTURE AS CEO EFFECTIVE OCTOBER 1, 2010

THE BOARD OF DIRECTORS INTENDS TO APPOINT MR. AVNER AS ACTIVE VICE CHAIRMAN

ELI GLICKMAN IS EXPECTED TO REPLACE MR. AVNER AS A CEO

Rosh Ha’ayin, Israel, March 16, 2010 – Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today the departure of David Avner as CEO effective October 1, 2010. The Board of Directors intends to appoint Mr. Avner as a director in the role of active Vice Chairman, overseeing the Company's strategy including: M&As, non-cellular and future initiatives, network and IT roadmap and regulation. Mr. Eli Glickman, the Deputy CEO, is expected to replace Mr. Avner as CEO of the Company.

Mr. Ilan Ben Dov, Partner's chairman commented: "Under the leadership of David Avner, Partner has reached unprecedented achievements including: brand and customer service leadership, significant improvement of the financial performance and creation of one of the best working environments in Israel. By combining strong managerial and leadership qualities, David has managed to leverage Partner's assets and set a new standard of operational excellence. During his tenure Partner has strengthened its position in the cellular industry, expanded the business into wire-line communication and established the platform for future growth."

Mr. Ilan Ben-Dov added: "Mr. Eli Glickman is an excellent choice that proves the depth of Partner's managerial resources. Eli brings deep knowledge of Partner's operational organization which, together with his excellent managerial skills, is expected to take the Company to new heights."

In connection with his departure as CEO, Mr. Avner is entitled to certain benefits, including the followings:

•	A twelve month period commencing on October 1, 2010 combining advance notice period and adjustment period.

•	The retention bonuses currently provided in Mr. Avner's employment agreement.

•	A special bonus of 1.5 times Mr. Avner's monthly base salary, multiplied by the number of years of his employment by the Company.

•	The acceleration of all of Mr. Avner's unvested options under the Company's 2004 Stock Option Plan as of the date of the notice of termination.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of December 31, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in three major domains of activity: 1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the three major cellular operators in Israel; 2) distribution and sale of various manufacturers' mobile handsets, accessories and provision of maintenance services, through a chain of retail stores and booths ("Dynamic"), to end customers of Cellcom (as part of the acquisition of the controlling stake in Partner, Scailex announced to Cellcom the termination of the distribution agreement through Dynamic, effective July 1, 2010 and on Jan 17, 2010 Scailex announced the sale of Dymanic’s activity to Cellcom) and; (3) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Emanuel Avner
Chief Financial Officer

Dated: March 16, 2010